                                                         Page 1 of 22 pages


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934


                           ALLEGHENY TELEDYNE INCORPORATED
          -----------------------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, par value $0.10 per share
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     017415 10 0
                         -----------------------------------
                                    (CUSIP Number)

                Jon D. Walton, Esq. Vice President-General Counsel and
                      Secretary, Allegheny Teledyne Incorporated
            1000 Six PPG Place, Pittsburgh, PA 15222-5479   (412) 394-2836
          -----------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   August 15, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 2 of 22 pages
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          1.  NAME OF REPORTING PERSON     Richard P. Simmons
                                      ------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     N/A
                                  ---

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------

                NUMBER OF     7.  SOLE VOTING POWER             16,292,113
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            43,328
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,248,785


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,292,113
                                                                ----------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                                                        [X]
               CERTAIN SHARES

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.4
                                                                       ---


          14.  TYPE OF REPORTING PERSON     IN
                                            --
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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 3 of 22 pages
          ----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Dorothy P. Simmons
                                           ------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                   (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    N/A
                                 ---


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                 15,000
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            15,000
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,248,785

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,263,785
                                                                ----------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [X]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.4
                                                                       ---


          14.  TYPE OF REPORTING PERSON     IN
                                            --
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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 4 of 22 pages
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          Item 1.  Security and Issuer.

                    This Statement relates to 16,307,113 shares (the "Shares") of the Common Stock, par value $0.10 per share ("ATI Common Stock"), of Allegheny Teledyne Incorporated, a Delaware corporation (the "Company" or "ATI"). The principal executive offices of the Company are located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479.


          Item 2.  Identity and Background.

                    This Statement is being filed by Richard P. Simmons and Dorothy P. Simmons (together, the "Reporting Persons"), whose address is c/o Richard P. Simmons, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479. Richard P. Simmons is the Chairman of the Board and Chairman of the Executive Committee of ATI at the address reported in Item 1.

                    During the five years immediately prior to the date of this Statement, neither of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

                    Both of the Reporting Persons are citizens of the United States of America.


          Item 3.  Source and Amount of Funds or Other Consideration.

                    On August 15, 1996, the "Combination," as defined in the Agreement and Plan of Merger and Combination referred to in
          Item 7 and filed as Exhibit A hereto (the "Combination Agreement"), occurred. At the effective time of the Combination (the "Effective Time"), each outstanding share of the common stock of Allegheny Ludlum Corporation ("ALC"), par value $0.10 share ("ALC Common Stock"), was converted into the right to receive one share of ATI Common Stock. At the Effective Time, the Reporting Persons owned in the aggregate 16,307,113 shares of ALC Common Stock and, accordingly, became entitled to receive the Shares as a result of the occurrence of the Combination. The Reporting Persons had previously reported their ownership of the

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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 5 of 22 pages
          ----------------------------------------------------------------

          shares of ALC Common Stock referred to above on a Schedule 13D dated July 14, 1988, as amended.


          Item 4.  Purpose of Transaction.

                    The Reporting Persons hold the securities reported in
          Item 5(a) for personal estate planning and investment purposes. The Reporting Persons, as shareholders, will periodically review and evaluate the market for ATI Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to the Reporting Persons, and the Reporting Persons' personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, the Reporting Persons may determine to decrease their investment in ATI Common Stock through sales in the open market, gifts or otherwise.

                    In the performance of his duties of Chairman of the Board and Chairman of the Executive Committee of the Company, Mr. Simmons expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals, however, would be subject to consideration and approval by the Board of Directors of the Company.


          Item 5.  Interest in Securities of the Issuer.

                    (a) The Reporting Persons beneficially own an aggregate of 16,307,113 shares of the ATI Common Stock, representing approximately 9.4% of the total number of the issued and outstanding shares of ATI Common Stock (based on the information contained in the Prospectus of ATI dated July 17, 1996 and issued in connection with the respective special meetings of the stockholders of ALC and Teledyne, Inc., held on August 15, 1996, to vote on the Combination Agreement).

                    (b) Mr. and Mrs. Simmons own 16,248,785 shares of ATI Common Stock jointly. Mr. Simmons has the sole power to direct the voting of the jointly owned shares, and Mr. and Mrs. Simmons share the power to direct the disposition of such shares. A total of 29,328 shares of ATI Common Stock (the "RSP Shares") had been credited to Mr. Simmons's account in the Allegheny Ludlum Retirement Savings Plan (the "Plan") as of May 31, 1996, the latest date for which information is currently available. Mr. Simmons has sole voting and investment power with respect to the

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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 6 of 22 pages
          ----------------------------------------------------------------

          RSP Shares, subject to certain limitations on his investment power under the terms of the Plan. In addition, Mr. Simmons is the sole beneficial owner of 14,000 shares of ATI Common Stock, and Mrs. Simmons is the sole beneficial owner of 15,000 shares of ATI Common Stock.

                    (c) The Reporting Persons have not effected any transactions relating to ATI Common Stock within the past sixty days. See Item 3 regarding the occurrence of the Combination.

                    (d) The R. P. Simmons Family Foundation (the "Foundation") holds 140,500 shares of ATI Common Stock as a result of the Combination, representing less than one percent of the issued and outstanding shares of ATI Common Stock. These shares have not been included in Items 5(a), (b) and (c). The Trust Agreement by which the Foundation was created is irrevocable and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and which are entitled to exemption from federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and direct the disposition of such shares, he disclaims any beneficial ownership of such shares. The filing of this Statement shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of such shares for the purpose of Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph (d) from time to time to provide funds for the Foundation's charitable purposes and for the purpose of diversifying the Foundation's assets.

                    (e)  Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

                    (1) Richard P. Simmons and Dorothy P. Simmons are husband and wife. The Irrevocable Proxy and Voting Agreement dated July 8, 1988, and filed as Exhibit B hereto, confers upon Richard P. Simmons the sole power to vote the shares of ALC Common Stock jointly owned by the Reporting Persons. This

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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 7 of 22 pages
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          Agreement now applies instead to the shares of ATI Common Stock jointly owned by the Reporting Persons. The Agreement provides that such voting power shall be irrevocable and shall terminate only upon the death of either of the Reporting Persons.

                    (2) On October 5, 1994, the Reporting Persons made a pledge of 3,000,000 shares of ALC Common Stock to The Northern Trust Company as collateral security for one or more loans that may be made to the Reporting Persons. After the Combination, the ALC Common Stock pledged was replaced by 3,000,000 shares of ATI Common Stock. The loan documents provide among other things that the loans outstanding at any one time thereunder will not exceed $25,000,000 in total principal amount, will have a scheduled maturity date of August 30, 1996, with right of prepayment, and that the minimum account/asset value shall be no less than two times the amount outstanding under the line. The loan documents also provide that upon the occurrence and during the continuance of an Event of Default thereunder, The Northern Trust Company shall have the right to exercise any rights and remedies of a secured party under the Uniform Commercial Code and shall have the right to sell the pledged shares at any public or private sale.

                    (3) Pursuant to the Combination Agreement, Mr. Simmons entered into an agreement with the Company dated August 15, 1996 (the "Affiliate Agreement") under which he has agreed, among other things: (i) to comply with those restrictions on the transfer of the Shares that are applicable, under the Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder, including Rule 145, to persons who were affiliates of ALC at the time the Combination Agreement was submitted to a vote of ALC's shareholders; and (ii) not to dispose of any Shares until after such time as results covering at least thirty days of combined operations of ALC and Teledyne, Inc. have been published by the Company within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. The foregoing summary of certain provisions of the Affiliate Agreement is subject in its entirety to the full text of the form thereof, which is filed as Exhibit C hereto.


          Item 7.  Material to be Filed as Exhibits.

          Exhibit A.     Agreement and Plan of Merger and Combination dated
                         as of April 1, 1996, as amended and restated, among Allegheny Teledyne Incorporated, Allegheny

                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 8 of 22 pages
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                         Ludlum Corporation, ALS Merger Corporation,
                         Teledyne, Inc., and TDY Merger, Inc.

          Exhibit B.     Irrevocable Proxy and Voting Agreement of Joint
                         Holders dated July 8, 1988 by and between Richard P. Simmons and Dorothy P. Simmons.

          Exhibit C.     Affiliate Agreement dated August 15, 1996, between
                         Richard P. Simmons and Allegheny Teledyne
                         Incorporated.

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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 9 of 22 pages
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                                      SIGNATURE
                                      ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



          Date:  August 21, 1996             /s/Richard P. Simmons
                                             ------------------------------
                                             Richard P. Simmons


          Date:  August 21, 1996             /s/Dorothy P. Simmons
                                             ------------------------------
                                             Dorothy P. Simmons

                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 10 of 22 pages
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                                    EXHIBIT INDEX
                                    -------------


          Exhibit        Description                                   Page
          --------       -----------                                   ----

          Exhibit A.     Agreement and Plan of Merger and Combination   *
                         dated as of April 1, 1996, as amended
                         and restated, among Allegheny
                         Teledyne Incorporated, Allegheny
                         Ludlum Corporation, ALS Merger
                         Corporation, Teledyne, Inc., and TDY
                         Merger, Inc.

          Exhibit B.     Irrevocable Proxy and Voting Agreement         11
                         of Joint Holders dated July 8, 1988 by
                         and between Richard P. Simmons and
                         Dorothy P. Simmons.


          Exhibit C.     Form of Affiliate Agreement.                   19


          -------------------
          * This exhibit is incorporated by reference to Exhibit 2.1 to the Registration Statement of ATI on Form S-4, Registration No. 333-8235.

                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 11 of 22 pages
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          EXHIBIT B.

                                IRREVOCABLE PROXY AND
                          VOTING AGREEMENT OF JOINT HOLDERS


                    MADE AND ENTERED INTO this 8th day of July, 1988, by

          and between DOROTHY P. SIMMONS, of Sewickley, Allegheny County,

          Pennsylvania, and RICHARD P. SIMMONS, of Sewickley, Allegheny

          County, Pennsylvania.


                                   WITNESSETH THAT:


                    WHEREAS, RICHARD P. SIMMONS is individually the owner

          of 6,113,750 shares of the Common Stock of Allegheny Ludlum

          Corporation, a Pennsylvania corporation (the "Corporation"),

          represented by the stock certificates listed opposite his name on

          Exhibit "A" attached hereto; and


                    WHEREAS, DOROTHY P. SIMMONS is individually the owner

          of 500,000 shares of the Common Stock of the Corporation 25 represented by the stock certificate listed opposite her name on the said Exhibit "A" and


                    WHEREAS, the parties hereto are simultaneously with the

          execution of this instrument transferring all the shares of the

          Common Stock of the Corporation owned by them and evidenced by the stock certificates listed opposite their names on the said

          Exhibit "A" so that they are joint owners as tenants by the



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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 12 of 22 pages
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          entireties of all 6,613,750 shares of the Common Stock of the

          Corporation, such shares to be reissued as such and represented by the stock certificates listed on Exhibit "B" hereto; and


                    WHEREAS, the parties desire that said shares (and

          certain other shares hereinafter described) be held jointly by them under and subject to and on the terms and conditions

          hereinafter set forth;


                    NOW, THEREFORE, in consideration of the premises and of

          One Dollar ($1.00) in hand paid by each of the parties hereto to the other, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto covenant and agree each with the other as follows:


                    1.   As used herein, all references to the "Shares"

          shall mean the above-recited shares of the presently-outstanding

          Common Stock, par value $.10 per share, of the Corporation, owned jointly by the parties hereto, and shall also mean and include any and all shares of the capital stock of the Corporation (or any successor thereto), whether now or hereafter authorized or issued, which shall have general voting rights with respect to the election of directors of the Corporation (or such successor)

          and which shall be received by the parties hereto as a

          distribution or dividend on said shares or into which said shares shall be subdivided, combined or reclassified, converted or


                                        - 12 -
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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 13 of 22 pages
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          exchanged, including, without limitation, any shares which shall be received by the parties in exchange for shares of the

          Corporation (or such successor) as the result of (i) a merger or consolidation of the Corporation (or such successor) with any other corporation, or (ii) a reorganization of the Corporation

          (or such successor).


                    2.   The undersigned, DOROTHY P. SIMMONS, has

          irrevocably constituted and appointed and by these presents does hereby irrevocably constitute and appoint the undersigned joint owner of the Shares, RICHARD P. SIMMONS, as attorney-in-fact and proxy of the said DOROTHY P. SIMMONS in any and all matters and things whatsoever in any manner touching or relating to the exercise of any and all voting rights which the said DOROTHY P.

          SIMMONS may now or hereafter have with respect to any and all of the Shares, hereby granting to said attorney and proxy full power and authority in the name of the said DOROTHY P. SIMMONS to do and perform each and every act and thing, and to make, execute,

          acknowledge, seal and deliver each and every document and

          instrument, which may be requisite or proper to effectuate any matter or thing whatsoever relating to the exercise of said voting rights, in the sole discretion of said attorney and proxy,

          as fully and with the same effect as the said DOROTHY P. SIMMONS might or could do if personally present and competently acting.

          Without limiting the generality of the foregoing, the said


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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 14 of 22 pages
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          attorney and proxy shall have full power and authority to attend meetings of the shareholders of the Corporation, to vote or abstain from voting any or all of the Shares on any and all matters whether or not said proxy and attorney shall have any interest therein, to give or refrain from giving written consent to any and all actions proposed to be taken by the shareholders of the Corporation, to exercise any or all the rights, powers and authority herein granted through one or more agents, and to appoint and remove the same at will. The said DOROTHY P. SIMMONS hereby irrevocably ratifies and confirms all that said attorney and proxy (or any such agent) may do pursuant to this Agreement.

          The undersigned, RICHARD P. SIMMONS, has accepted and does hereby accept appointment as attorney-in-fact and proxy on the terms and conditions set in this agreement.


                    3. The said DOROTHY P. SIMMONS and RICHARD P. SIMMONS

          shall have and may from time to time exercise all the rights,

          powers and authority of joint owners of the Shares, except as provided in this Agreement, including but not limited to the power to transfer and convey any or all of the Shares from time to time, free and clear of this Agreement.


                    4. This agreement and the rights, powers and authority

          granted herein are coupled with an interest, cannot be revoked,

          terminated or amended by the voluntary act of either of the



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                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 15 of 22 pages
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          parties hereto, by operation of law, or otherwise, and shall not be affected by any change in marital status, by any incompetency or disability or by any uncertainty as to the death of either of the parties hereto.


                    5. This agreement and the rights, powers and authority

          granted herein shall continue in full force and effect until the death of either of the parties hereto, whereupon the same shall terminate and be of no further force or effect.





























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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 16 of 22 pages
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                    IN WITNESS WHEREOF, the parties hereto have hereunto

          set their hands and seals, intending to be legally bound hereby,

          the day and year first above written.


          Witness:


          /s/ Paul W. Schwendeman            /s/ Dorothy P. Simmons  (SEAL)
          ------------------------------     ------------------------
                                             Dorothy P. Simmons


          /s/ Paul W. Schwendeman            /s/ Richard P. Simmons  (SEAL)
          ------------------------------     ------------------------
                                             Richard P. Simmons



























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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 17 of 22 pages
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                                      Exhibit A
                                      ---------

          6,113,750 shares of the
          Common Stock of Allegheny
          Ludlum Corporation owned
          individually by Richard P.
          Simmons, represented by
          certificates numbered:             P1478          P1493
                                             P1479          P1494
                                             P1480          P1495
                                             P1481          P1496
                                             P1482          P1497
                                             P1483          P1498
                                             P1486          P1499
                                             P1490          P1500
                                             P1491          P1501
                                             P1492          P1502


          500,000 shares of the Common
          Stock of Allegheny Ludlum
          Corporation owned
          individually by Dorothy P.
          Simmons, represented by
          certificate numbered:              P1880

                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 18 of 22 pages
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                                      Exhibit B
                                      ---------

          6,613,750 shares of the
          Common Stock of Allegheny
          Ludlum Corporation owned by
          Richard P. Simmons and
          Dorothy P. Simmons as joint
          tenants by the entireties,
          represented by certificates
          numbered:                          P2327          P2337
                                             P2328          P2338
                                             P2329          P2339
                                             P2330          P2340
                                             P2331          P2341
                                             P2332          P2342
                                             P2333          P2343
                                             P2334          P2344
                                             P2335          P2345
                                             P2336          P2346
                                                            P2347

                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 19 of 22 pages
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          Exhibit C.






                                   August 15, 1996




          Allegheny Teledyne Incorporated
          1000 Six PPG Place
          Pittsburgh, Pennsylvania 15222


          Ladies and Gentlemen:


                    The undersigned has been advised that as of the date hereof the undersigned may be deemed to be an "affiliate" of Allegheny Ludlum Corporation, a Pennsylvania corporation ("ALC"), or Teledyne, Inc., a Delaware corporation ("TI"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger and Combination, dated as of April 1, 1996, as amended and restated (the "Agreement"), among Allegheny Teledyne Incorporated, a Delaware corporation ("ATI"), ALC, ALS Merger Corporation, TI and TDY Merger, Inc., at the Effective Time (as defined in the Agreement) ALC and TI will each become a wholly owned subsidiary of ATI.

                    As a result of the Combination (as defined in the Agreement), the undersigned may receive shares of Common Stock, par value $0.10 per share ("ATI Common Stock"), of ATI. The undersigned would receive such shares in exchange for shares of Common Stock, par value $0.10 per share, of ALC or shares of Common Stock, par value $1.00 per share, of TI owned by the undersigned.

                    The undersigned hereby represents and warrants to, and covenants with, ATI that in the event the undersigned receives any ATI Common Stock in the Combination:

                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 20 of 22 pages
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          Allegheny Teledyne Incorporated
          August 15, 1996


                    (A) The undersigned shall not make any sale, transfer or other disposition of the ATI Common Stock in violation of the Act or the Rules and Regulations.

                    (B) The undersigned has carefully read this letter and discussed its requirements and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the ATI Common Stock, to the extent the undersigned has felt it necessary, with the undersigned's counsel.

                    (C) The undersigned has been advised that the issuance of shares of ATI Common Stock to the undersigned in the Combination has been registered under the Act by a Registration Statement on Form S-4. However, the undersigned has also been advised that because (i) at the time of the Combination's submission for a vote of the stockholders of ALC or TI the undersigned may be deemed an affiliate of ALC or TI, as the case may be, and (ii) the distribution by the undersigned of the ATI Common Stock has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of ATI Common Stock issued to the undersigned in the Combination unless (a) such sale, transfer or other disposition has been registered under the Act, (b) such sale, transfer or other disposition is made in conformity with the volume and other applicable limitations imposed by Rule 145 under the Act, or (c) in the opinion of counsel reasonably acceptable to ATI, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                    (D) The undersigned understands that ATI will be under no obligation to register the sale, transfer or other disposition of the ATI Common Stock by the undersigned or on the undersigned's behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

                    (E) The undersigned understands that stop transfer instructions will be given to ATI's transfer agent with respect to the ATI Common Stock owned by the undersigned and that there may be placed on the certificates for the ATI

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
                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 21 of 22 pages
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          Allegheny Teledyne Incorporated
          August 15, 1996


               Common Stock issued to the undersigned, or any substitutions therefor, a legend stating in substance:

                         "The shares represented by this
                    certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares represented by this certificate may only be transferred in accordance with the terms of a letter agreement dated August 15, 1996, a copy of which agreement is on file at the principal offices of Allegheny Teledyne Incorporated."

                    (F) The undersigned also understands that unless the transfer by the undersigned of the undersigned's ATI Common Stock has been registered under the Act or is a sale made in conformity with the provisions of this letter, ATI reserves the right, in its sole discretion, to place the following legend on the certificates issued to any transferee of shares from the undersigned:

                         "The shares represented by this
                    certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

                    It is understood and agreed that the legend set forth in paragraph E or F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to ATI (i) a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to ATI to the effect that such legend is not required for purposes of the Act or (ii) reasonably

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                                     Schedule 13D

          CUSIP No. 017415 10 0                        Page 22 of 22 pages
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          Allegheny Teledyne Incorporated
          August 15, 1996


          satisfactory evidence or representations that the shares represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145.

                    The undersigned further represents and warrants to, and covenants with, ATI that the undersigned did not, within the 30 days prior to the Effective Time (as defined in the Agreement), sell, transfer or otherwise dispose of any shares of the Common Stock of either ALC or TI held by the undersigned, and that the undersigned will not sell, transfer or otherwise dispose of the ATI Common Stock received by the undersigned in the Combination until after such time as results covering at least 30 days of combined operations of ALC and TI have been published by ATI within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies.


                                                  Very truly yours,




          Acknowledged this ____ day
          of August, 1996.


          ALLEGHENY TELEDYNE INCORPORATED


          By: _______________________
              Name: